Greenberg Traurig

Lorne S. Cantor
Tel. (305) 579-0748
Fax (305) 961-5748
cantorl@gtlaw.com

November 11, 2005

S. Thomas Kluck, II
Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

Re: **Vector Intersect Security Acquisition Corp.**
        Amendment No. 1 to Form S-1 (File No. 333-127644)

Mr. Kluck:

Per my voicemail message, enclosed please find three (3) marked copies of Vector Intersect Security Acquisition Corp.'s Amendment No. 1 to its Form S-1 filed with the Securities and Exchange Commission on November 7, 2005. The attached version is marked to show changes from the original Form S-1 filing made with the Commission on August 18, 2005.

Should you have any questions or require any additional information, please do not hesitate to contact the undersigned or Robert Grossman at (305) 579-0756.

Sincerely,



Lorne S. Cantor

CF1-00072814